August 23, 2010

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Dear  :

After experiencing strong investment performance in the first quarter of 2010, the markets retraced in the second quarter ended June, reflecting a belief, in our opinion, that the economy will be much more muted in the second half of 2010 than forecasters anticipated earlier this year.  Against this backdrop, our FMI Large Cap and Small Cap equity composites performed as follows versus their respective benchmarks.

Fiduciary Management, Inc. - Small Cap Equity Composite – Gross of Fees (%)	As of June 30, 2010

	Annualized Returns					Cumulative
	1 Year	3 Years	5 Years	10 Years	Since Inception	Since Inception
Fiduciary Small Cap Equity	22.75	-1.75	6.55	10.55	14.36	5,888.32
Russell 2000 Index	21.48	-8.60	0.37	3.00	10.12	1,789.41

Inception:  1/1/1980

Fiduciary Management, Inc. – Large Cap Equity Composite – Gross of Fees (%)	As of June 30, 2010

	Annualized Returns					Cumulative
	1 Year	3 Years	5 Years	7 Years	Since Inception	Since Inception
Fiduciary Large Cap Equity	18.15	-4.05	3.94	8.18	7.90	105.99
Standard & Poor’s 500 Index	14.44	-9.81	-0.79	2.85	-0.72	-6.63

Inception:  12/31/2000

As we have discussed over the last year and a half, while we expected a rebound in both the economy and the stock market, our expectations were much less optimistic than most forecasters.  Although interest rates remain low, financial lending remains significantly contracted.   Company earnings, while strong in the most recently reported quarter, have done so in spite of somewhat disappointing top line revenue growth.  Most companies continue to be reluctant to add to payroll, as witnessed by the most recent job numbers, wherein the U.S. lost a net 131,000 jobs in July, despite the 71,000 jobs created by the private sector.

With the continued market volatility, we are sensitive to valuations, and patiently prudent with respect to our portfolio holdings’ entry and sales points.  Over the past nine months, our portfolios have been slightly adjusted to remove some of the more cyclical and economically-

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August 23, 2010

sensitive holdings, and we’ve used the proceeds to boost several existing portfolio companies that are somewhat more defensive in nature, which has served us well in the short term.

For your review, I have enclosed our Large Cap Equity June Investment Strategy Outlook letter. Despite recent volatility, we continue to feel positive about the structure and positioning of the portfolio, and that our investment philosophy employed at Fiduciary Management will lead to continued out-performance over the long-term.

As always, we appreciate your interest in Fiduciary Management, Inc.

Sincerely,

Ted D. Kellner, CFA
Chairman and
Chief Executive Officer

/pmh

Enclosure

	As of July 31, 2010

	Morningstar Percentile Ranking - Mid Cap Blend
	1 Year	3 Year	5 Year	10 Year
FMI Common Stock Fund	86	3	2	4

	Morningstar Percentile Ranking - Large Cap Blend
	1 Year	3 Year	5 Year	10 Year
FMI Large Cap Fund	24	3	2	N/A

Disclosure Footnote

The average annual total returns of the FMI Common Stock Fund for the 1 year, 5 year and 10 year periods (annualized) ended July 31, 2010 were: 13.37%, 5.56%, and 9.62%, respectively.

The average annual total returns of the FMI Large Cap Fund for the 1 year, 5 year and since inception (12/31/01) periods (annualized) ended July 31, 2010 were: 13.90%, 3.88% and 6.02%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by visiting www.fmifunds.com or by calling 1-800-811-5311. As of 01/29/10 the FMI Large Cap Fund’s annual operating expense ratio is 0.97%.  As of 01/29/10 the FMI Common Stock Fund’s annual operating expense ratio is 1.26%.

For more information about the FMI Common Stock Fund or the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Common Stock Fund and FMI Large Cap Fund. Please read the prospectus carefully before investing.

Morningstar
Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384-4000.